Exhibit 99.1

G1 Therapeutics Provides Second Quarter 2024 Financial Results and Operational Highlights

- Entered into Definitive Merger Agreement to be Acquired by Pharmacosmos; Transaction Expected to Close in Late Third Quarter 2024 -

- Achieved $15.8 Million in Net Revenue from Sales of COSELA® (trilaciclib) -

- Drove Double Digit Quarter-Over-Quarter Growth in COSELA Vial Volume and Net Revenue -

- Reaffirmed 2024 Net COSELA Revenue Guidance of Between $60 and $70 Million -

- Due to the Pending Transaction with Pharmacosmos, G1 will Not Host a Conference Call and Webcast to Discuss the Second Quarter Financial Results and Business Update -

RESEARCH TRIANGLE PARK, NC, August 8, 2024 – G1 Therapeutics, Inc. (Nasdaq: GTHX), a commercial-stage oncology company, today provided a corporate and financial update for the second quarter ended June 30, 2024.

“We are excited about what will be possible by the combined Pharmacosmos + G1 team as we meet the needs of more cancer patients. This transaction delivers a significant premium to our shareholders and better and broader access to COSELA for the cancer patients we seek to treat,” said Jack Bailey, Chief Executive Officer of G1 Therapeutics. “In the meantime, as we move toward closing, our focus remains on accelerating and expanding the growth of the COSELA business in extensive stage small cell lung cancer; the double-digit quarter-over-quarter growth we experienced in vial volume and net revenue represents continued progress in that regard. We also reaffirmed our 2024 net sales guidance of between $60 million and $70 million, which is indicative of our continued confidence in the business.”

Second Quarter 2024 and Recent Highlights

Pending Transaction with Pharmacosmos

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G1 to be Acquired by Pharmacosmos: G1 announced a definitive merger agreement to be acquired by Pharmacosmos for $7.15 per share. Specifically, on August 7, 2024, we and Pharmacosmos entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Pharmacosmos, through its U.S. subsidiary Pharmacosmos Therapeutics Inc., will cause a cash tender offer to be commenced to acquire all of the issued and outstanding shares of the Company’s common stock, at a price per share of $7.15, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law. Following the consummation of the transaction, G1 will become a wholly owned subsidiary of Pharmacosmos. The transaction is expected to close late in the third quarter of 2024, subject to satisfaction or waiver of customary closing conditions. (See August 7, 2024 press release here)

Financial

•	Net COSELA Revenue Grew 12% Over the Prior Quarter to $15.8 Million: Vial volume grew 10% in the second quarter over the first quarter of 2024.

•	Year-Over-Year Reduction in Operating Expenses Expected in 2024: The Company now expects full year operational expense to be 25% to 30% below that of 2023.

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Current Cash Runway Extends to Profitability: G1 ended the second quarter of 2024 with cash, cash equivalents, and marketable securities of $60.7 million. G1 believes it has sufficient cash runway to achieve anticipated company profitability in the second half of 2025.

Corporate

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Announced License Agreement for Lerociclib with Pepper Bio, Inc.: Pepper Bio will gain exclusive rights to develop, manufacture, and commercialize lerociclib for all indications except for certain radioprotectant uses in the US, Europe, Japan, and all other global markets, excluding the Asia-Pacific region. Under the terms of the agreement, G1 expects to receive upfront payments totaling mid-single digit millions within 12 months and is eligible to receive a maximum of $135 million upon achievement of development and commercial milestones in up to three indications. Pepper Bio will pay G1 a low double-digit royalty on aggregate annual net sales of lerociclib. (see May 1, 2024 press release here)

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Announced License Agreement for Lerociclib with Deimos Biosciences: Deimos Biosciences has the exclusive rights to develop, manufacture, and commercialize lerociclib for certain radioprotective uses in the US, Europe, Japan, and all other global markets, excluding the Asia-Pacific region, which G1 has already licensed to Genor Biopharma. Under the terms of the agreement, G1 is expected to receive shares of Deimos Biosciences’ common stock representing 10% of Deimos Biosciences’ outstanding equity capitalization on a fully diluted basis, in addition to a 20% royalty on aggregate annual net sales of lerociclib. (See May 22, 2024 press release here)

Clinical

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Positive Efficacy Results from Phase 2 Trial of Trilaciclib in Combination with a TROP2 ADC Presented at the 2024 ASCO Annual Meeting: In the Intent-to-Treat (ITT) population, patients receiving trilaciclib prior to sacituzumab govitecan (SG) experienced a median overall survival (OS) of 15.9 months compared to the expected 12.1 months for SG alone based on historical data from the ASCENT trial. Twelve-month OS was 60%. Mature safety results show a clinically meaningful on-target effect of trilaciclib to reduce the rates of multiple treatment emergent adverse events associated with SG compared to the previously published SG single agent safety profile from the ASCENT trial, including measures of myelosuppression and diarrhea. (See May 28, 2024 press release here)

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Final Analysis of the Phase 3 PRESERVE 2 Trial in 1L Metastatic Triple Negative Breast Cancer (mTNBC) Showed Continued Evidence of Myeloprotection But Did Not Achieve Primary OS Endpoint: Consistent with other trilaciclib studies, evidence of myeloprotection was observed, including a reduction in the occurrence of severe neutropenia, which occurred in 8% of patients who received trilaciclib compared to 29% of patients in the control arm. The trial did not demonstrate a statistically significant treatment effect in the ITT population, with a Hazard Ratio of 0.91. The Company has discontinued all expenditures into the mTNBC indication and market. (See June 24, 2024 press release here)

Second Quarter 2024 Financial Results

As of June 30, 2024, cash, cash equivalents and marketable securities totaled $60.7 million, compared to $82.2 million as of December 31, 2023. The Company believes that its current cash runway is sufficient to fund its operations into the third quarter of 2025.

Total revenues for the second quarter of 2024 were $16.5 million, including $15.8 million in net product sales of COSELA and license revenue of $0.7 million, primarily related to an upfront payment from Pepper Bio. This is compared to $42.4 million in total revenues in the second quarter of 2023, which included $11.1 million in net product sales of COSELA and license revenue of $31.3 million, primarily related to the one-time payment for the relief of future royalties from Simcere.

Operating expenses for the second quarter of 2024 were $20.1 million, compared to $30.9 million for the second quarter of 2023. GAAP operating expenses include stock-based compensation expense of $2.1 million for the second quarter of 2024, compared to $3.8 million for the second quarter of 2023.

Cost of goods sold expense for the second quarter of 2024 was $0.7 million, compared to $1.4 million for the second quarter of 2023. The decrease was primarily due to decreases in personnel costs driven by headcount reductions, as well as a planned reduced weighted average cost of finished goods compared to the quarter ended June 30, 2023.

Research and development (R&D) expenses for the second quarter of 2024 were $5.7 million, compared to $12.0 million for the second quarter of 2023. The decrease in R&D expenses was primarily due to a decrease in the Company’s clinical program costs.

Selling, general, and administrative (SG&A) expenses for the second quarter of 2024 were $13.6 million, compared to $17.4 million for the second quarter of 2023. The decrease in SG&A expenses was primarily due to decreases in personnel costs, commercialization activities, and medical affairs.

The net loss for the second quarter of 2024 was $5.5 million, compared to net income of $8.7 million for the second quarter of 2023. The basic and diluted net loss per share for the second quarter of 2024 was $(0.10), compared to the basic and diluted net income per share for the second quarter of 2023 of $0.17 and $0.14, respectively.

2024 Financial Guidance

G1 today reaffirmed its full year 2024 revenue guidance. G1’s guidance is based on current expectations for continued sales growth of COSELA in the U.S. and achievement of its forecasts. The Company expects to generate between $60 million and $70 million in COSELA net revenue in 2024. Additionally, G1 expects its full year 2024 operational expenses to be 25% to 30% below that of the prior year. As a result, G1 believes it has sufficient cash runway to achieve anticipated company profitability in the second half of 2025.

Webcast and Conference Call

Due to the pending transaction with Pharmacosmos, G1 will no longer be hosting conference to review our second quarter 2024 results at 8:30 am ET today, as originally planned.

About COSELA® (trilaciclib) for Injection

COSELA (trilaciclib) was approved by the U.S. Food and Drug Administration on February 12, 2021.

Indication

COSELA® (trilaciclib) is indicated to decrease the incidence of chemotherapy-induced myelosuppression in adult patients when administered prior to a platinum/etoposide-containing regimen or topotecan-containing regimen for extensive-stage small cell lung cancer.

Important Safety Information

COSELA is contraindicated in patients with a history of serious hypersensitivity reactions to trilaciclib.

Warnings and precautions include injection-site reactions (including phlebitis and thrombophlebitis), acute drug hypersensitivity reactions, interstitial lung disease (pneumonitis), and embryo-fetal toxicity.

The most common adverse reactions (>10%) were fatigue, hypocalcemia, hypokalemia, hypophosphatemia, aspartate aminotransferase increased, headache, and pneumonia.

This information is not comprehensive. Please click here for full Prescribing Information. https://www.g1therapeutics.com/cosela/pi/

To report suspected adverse reactions, contact G1 Therapeutics at 1-800-790-G1TX or call FDA at 1-800-FDA-1088 or visit www.fda.gov/medwatch.

About G1 Therapeutics

G1 Therapeutics, Inc. is a commercial-stage oncology biopharmaceutical company whose mission is to develop and deliver next-generation therapies that improve the lives of those affected by cancer, including the Company’s first commercial product, COSELA® (trilaciclib). G1’s goal is to provide innovative therapeutic advances for people living with cancer. G1 is based in Research Triangle Park, N.C. For additional information, please visit www.g1therapeutics.com and follow us on X (formerly known as Twitter) @G1Therapeutics and LinkedIn.

G1 Therapeutics® and the G1 Therapeutics logo and COSELA® and the COSELA logo are trademarks of G1 Therapeutics, Inc.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding the proposed acquisition of G1 by Pharmacosmos, the expected timetable for completing the transaction, and G1’s future financial or operating performance. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “seek,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this document are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation: (i) risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur; (ii) uncertainties as to how many of G1’s stockholders will tender their shares in the offer; (iii) the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; (iv) the possibility that competing offers will be made; (v) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; (vi) unanticipated difficulties or expenditures relating to the proposed transaction, the response of business partners and competitors to the announcement of the proposed transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction; (vii) G1’s ability to successfully demonstrate the efficacy and safety of its drug or drug candidates, and the preclinical or clinical results for its product candidates, which may not support further development of such product candidates; (viii) comments, feedback and actions of regulatory agencies; (ix) G1’s dependence on the commercial success of COSELA (trilaciclib); (x) the inherent uncertainties associated with developing new products or technologies and operating as commercial stage company; (xi) chemotherapy shortages; and (xii) other risks identified in G1’s SEC filings, including G1’s Annual Report on Form 10-K for the year ended December 31, 2023, and subsequent filings with the SEC. G1 cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. G1 disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Additional Information and Where to Find It

The tender offer referred to in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Pharmacosmos and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Pharmacosmos and its acquisition subsidiary will cause to be filed a tender offer statement on Schedule TO with the SEC, and G1 will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY G1’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to G1’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of G1 by accessing https://investor.g1therapeutics.com/ or by contacting Investor Relations at ir@g1therapeutics.com. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

G1’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

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G1 Therapeutics Contacts:

John W. Umstead V

Chief Financial Officer

919-747-8419

jumstead@g1therapeutics.com

Will Roberts

Communications Officer

Vice President, Investor Relations & Corporate Communications

919-907-1944

wroberts@g1therapeutics.com

G1 Therapeutics, Inc.

Balance Sheet Data (unaudited)

(in thousands)

	June 30, 2024	December 31, 2023
Cash and cash equivalents and Marketable securities	$60,730	$82,156
Working Capital	$55,418	$85,232
Total Assets	$98,689	$121,540
Accumulated deficit	$(795,673)	$(779,985)
Total stockholders’ equity	$24,592	$35,386

G1 Therapeutics, Inc.

Condensed Statements of Operations (unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenues
Product sales, net	$15,838	$11,091	$29,917	$21,583
License revenue	708	31,301	1,105	33,755

Total revenues	16,546	42,392	31,022	55,338
Operating expenses
Cost of goods sold	733	1,404	1,812	2,863
Research and development	5,738	12,040	13,056	27,520
Selling, general and administrative	13,610	17,432	28,737	39,185

Total operating expenses	20,081	30,876	43,605	69,568

Income (loss) from operations	(3,535)	11,516	(12,583)	(14,230)

Other income (expense)
Interest income	225	643	506	1,359
Interest expense	(2,726)	(2,710)	(4,704)	(5,799)
Other income	567	569	1,093	1,093

Total other expense, net	(1,934)	(1,498)	(3,105)	(3,347)

Income (loss) before income taxes	(5,469)	10,018	(15,688)	(17,577)

Income tax expense	—	1,308	—	1,308

Net income (loss)	$(5,469)	$8,710	$(15,688)	$(18,885)

Earnings per share attributable to
Basic	$(0.10)	$0.17	$(0.30)	$(0.37)
Diluted	$(0.10)	$0.14	$(0.30)	$(0.37)
Weighted average common shares
Basic	52,475,190	51,667,099	52,323,436	51,657,456
Diluted	52,475,190	61,040,507	52,323,436	51,657,456